ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

[redacted]

03037381

November 6, 2003

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: FJA AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of August 5, 2003, enclosed please find FJA AG's Ad-hoc-Press Release dated November 6, 2003 and the 9-Month Report for the year 2003.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

JKG/dv
Enclosure

11/17

FILE NO.
82-5077

Ad-hoc-Release

FJH AG increases 9-month result by 9 per cent to 12.8 million Euro

FJH AG (ISIN DE0005130108), the consultancy and software house listed in the TecDAX index, was able to successfully shape the first nine months of the year despite the difficult market environment. Overall net income for the 9-month period rose by around 9 per cent on the prior-year period to 12.8 million Euro (2002: 11.7 million Euro). EBIT grew by 22 per cent to 21.5 million Euro (2002: 17.6 million Euro) and revenues increased to 95.2 million Euro (2002: 94.1 million Euro). We are therefore on schedule to meet our targets. For the first time HEUBECK AG's revenues and net income have been included in the third-quarter result.

Complex underlying conditions also due to political discussions are currently shaping business activity of the insurance companies, our main customers, and are leading to a general caution with longer-term investments. However, by a suitable business policy FJH was able to make a success out of the first nine months of the year.

Through the merger with HEUBECK AG, the renowned company for company pension provision, the FJH group was able to vitally strengthen its market offering and to enlarge its customer base – structurally and by number – by HEUBECK's more than 1.000 customers from industry and commerce.

In the currently difficult market environment the by far above average length and intensity of our customer relations has proved to be a decisive factor. By foresighted planning of our resource allocation for each customer we are able to react flexibly to their decision-making mechanisms and the length of their decision-making processes. By this we gained new orders in the current difficult environment. Through our focus on the insurance sector and on the basis of our business models we are able to adapt solutions once found quickly and efficiently to the entire sector. This also lead to successful acquisitions.

In an unchanged difficult environment we continue to aim at achieving the planned increase in net income for the whole fiscal year 2003.

FJH AG, Dr. Thomas Meindl, Leonhard-Moll-Bogen 10, 81373 Munich
Phone: + 49 89 769 01-144, Fax: + 49 89 743 717 31
E-mail: thomas.meindl@fjh.com, Internet: http://www.fjh.com

Munich, 6/11/2003

FILE NO.
82-5077

9-MONTH REPORT 2003
FJH AG

SHAREHOLDERS' LETTER

KEY FIGURES (IAS)
AS OF SEPTEMBER 30, 2003 AND 2002
(9-MONTH REPORT)

	2003	2002
	,000 Euro	,000 Euro
Revenues	**95,211**	**94,129**
EBITDA (Operating income before depreciation and amortization)	25,775	21,953
EBIT (Operating income)	21,537	17,646
EBT (Result before income taxes and minority interest)	22,420	19,192
Result (9-Month)	**12,750**	**11,704**
Employees as at 30/09	1,041	917

KEY FIGURES (IAS)
AS OF SEPTEMBER 30, 2003 AND 2002
(3RD QUARTER)

	2003	2002
	,000 Euro	,000 Euro
Revenues	**35,035**	**33,447**
EBITDA (Operating income before depreciation and amortization)	10,669	8,498
EBIT (Operating income)	8,980	7,029
EBT (Result before income taxes and minority interest)	9,318	7,552
Result (3rd Quarter)	**5,052**	**4,589**
Employees as at 30/09	1,041	917

Dear shareholders,

Complex underlying conditions are shaping current business activity within the insurance industry, our core sector. Although insurers have now largely overcome the direct impact on their investment portfolios that resulted from the negative development of the capital markets in recent years, general caution is (still) being exercised with longer-term investments due to current political discussions in Germany. Key issues in this discussion are for example the future role of private health insurance, the structuring of pension provision and the modification of the Riester pension, as well as the fiscal treatment of life insurance and other things.

Nevertheless, by carefully focussing our business policy we have succeeded in making good headway and creating the foundations for further success:

The merger with HEUBECK AG, the renowned consulting company for company pension provision, has not only enabled us to cover the entire value-added chain from software solutions to consultancy in the complex field of company and inter-company pension provision. Through HEUBECK AG we have also gained more than 1,000 customers from industry and commerce, producing a vital improvement in our customer base in terms of both size and structure. Irrespective of how the legislator decides to weight the balance between private pension provision through insurance policies and company/inter-company pension provision, FJH is well placed. We are optimistic we will continue to have positive news to report here.

In proceeding in a difficult market environment a decisive factor in our success proved once more to be the above-average length and intensity of our customer relations. To date, for example, we have lost virtually none of our life insurance customers. We have achieved this by ensuring that from the very outset, we focus on the "life-cycle" of our relationship with our customers.

FILE NO.
82-5077

Foresighted planning of our resource allocation for our clients enables us to react flexibly to their internal decision-making mechanisms and the length of decision-making processes. This again enables our customers to respond more quickly to their markets.

The close co-operation with our customers, with its room for creativity as well as our expert knowledge obtained through our focus on the insurance sector complement and reinforce each other: We are able to address changes in the market rapidly and even anticipate them to a certain extent. Moreover, we are able to provide suitable IT solutions matching the changed underlying conditions. Our early and chartered customer models then permit a fast and efficient adaptation of the solutions found to the entire sector. FJH's market penetration facilitates the acquisition of follow-up orders for these solutions.

Overall, we have succeeded in implementing a series of measures, greatly helped by the areas of key emphasis outlined above, thus enabling us to increase our already high net income in line with planning during the first nine months of the year. HEUBECK AG's revenues and net income have been consolidated for the first time in the third quarter. Overall, FJH AG's net income for the 9-month period rose by around 9 per cent on the prior-year period to 12.8 million Euro. EBIT grew by 22 per cent to 21.5 million Euro in the first nine months and revenues increased to 95.2 million Euro. We are therefore on schedule to meet our targets for the current year.

The economic climate is expected to continue to present challenges for the remainder of the fiscal year. It is possible that the current intensive discussions on future framework conditions will result in insurers postponing at least some forthcoming IT investments until next year. We have implemented a series of measures aimed at ensuring that even in this difficult environment, we can succeed in achieving our planned increase in net income.

Thank you for your confidence.

M. Feilmeier

Manfred Feilmeier

DEVELOPMENT OF BUSINESS

REVENUES AND EARNINGS

The first nine months of 2003 were characterised by a difficult market environment: With the generally unfavourable economic climate and losses on the capital markets placing enormous cost pressures on the insurance industry, insurers showed a reluctance to invest. Nevertheless, FJH achieved its growth targets and increased its net income still further. HEUBECK AG's revenues and net income have been included in the third-quarter result as the company has been consolidated for the first time.

Compared with the prior-year period, net income for the first nine months rose by just under 9 per cent to 12.8 million Euro (2002: 11.7 million Euro). The operating result (EBIT) of FJH AG amounted to 21.5 million Euro for the first nine months of the year (2002: 17.6 million Euro) and pre-tax earnings (EBT) were 22.4 million Euro (2002: 19.2 million Euro). Overall, revenues of 95.2 million Euro were generated as of 30 September 2003 (2002: 94.1 million Euro).

At the same time, the third quarter saw the first effects of the package of measures designed to reduce trade accounts receivable. For example, DSO's (days sales outstanding) fell from 233 to 231 and the build-up of trade accounts receivable was slowed down.

SEGMENT REPORTING

In addition to its head office and its subsidiaries in Germany, FJH AG has further subsidiaries in Switzerland, Austria and the USA. There is also a majority participation of 80 per cent in FJA OdaTeam in Slovenia. The revenues of Insiders Technologies have not been consolidated because it is a minority interest.

In Germany, basic capacity utilisation through ongoing projects was relatively good. Although the continuing difficult market environment meant customers were somewhat reluctant in awarding new large scale projects, various new orders were nevertheless secured. In addition, marketing and sales development activities were further strengthened and the conditions created for offering tailor-made products and services to the extended customer base created through the merger with HEUBECK AG.

In Germany, a central focus was the integration of HEUBECK AG; this was pursued with vigour and the process should be completed within two years. As a new subsidiary, the company has been consolidated for the first time in the third quarter. HEUBECK AG's business performance is extremely seasonal as a large part of its revenues is accounted for by expert reports on pension-related subjects that are requested by customers between October and March. The fourth and first quarters of each year are therefore always very strong, whereas the third quarter is traditionally weaker. Nevertheless, in the third quarter HEUBECK AG made a positive contribution to the operating result of just under 100,000 Euro. HEUBECK AG's revenues amounted to 1.9 million Euro.

Overall, revenues in Germany including HEUBECK amounted to 30.6 million Euro in the third quarter, and to 79.9 million Euro for the first nine months of 2003.

FILE NO.
82-5077

In the past three months, FJA-US has rolled out existing orders for leading insurers such as United Health in the USA or the Suncorp Group in Australia. Activities also focussed on securing new orders. Overall, FJA-US generated revenues of 2.8 million Euro in the first nine months.

In Switzerland, the major project for Basler Lebens-Versicherungs-Gesellschaft progressed according to plan. In Austria, the project for BAWAG Versicherung continued to make progress. In Eastern Europe our Slovenian subsidiary FJA OdaTeam secured several new orders, among others with Credit Suisse in Prague. Overall, revenues for the first nine months amounted to 10.2 million Euro in Switzerland, 1.7 million Euro in Austria and approx. 564,000 Euro in Slovenia.

COSTS AND REVENUES

During the third quarter costs were further reduced as the cost-reduction programme that was approved in the first quarter of 2003 was continued. This programme aims to reduce operating expenses with a view to securing and further improving the company's competitiveness.

In the third quarter, personnel costs fell relative to the number of employees. There was a small rise in absolute terms as the consolidation of HEUBECK AG increased the number of employees by the 78 persons employed by that company.

The costs of purchased services remained stable during the third quarter with no noticeable changes. The prices for FJH software licences and invoiced advisory services also remained stable.

RESEARCH & DEVELOPMENT AND INVESTMENTS

A key factor behind FJH's success is its innovative edge with products and services. Thus, the first nine months of 2003 again saw extensive funds allocated to research and development. Expenditure focussed on the following areas:

Further development of the existing packaged software
In line with planning, FJA's core product, FJA Life Factory ® was adapted to meet the future requirements of the insurance sector. The reduction in the guaranteed interest rate from the beginning of 2004 means the industry is forced to develop new life insurance products to ensure that this type of investment remains attractive. Important components of FJA Life Factory ® were restructured and further developed to ensure that FJA Life Factory ® is in future also able to incorporate innovative market products such as flexible combinations of unit-linked and traditional life insurance policies.

In addition, the most recent specifications of the Central Subsidy Authority for Old Age Pensions (ZfA) have been implemented in both FJA Life Factory ® and FJA Zulagenverwaltung ®, FJA's subsidy management. Prompt adaptation in line with specifications on statutory requirements means the software is always up to date.

Work also continued on the further development of the proven packaged software ALAMOS, which is being expanded to create a complete actuarial system with additional functionalities.

New services and products

Other investments centred on the development of a joint product and service offering with HEUBECK AG for the growth market of pension provision. Here, core areas for joint projects were identified and corresponding technical concepts elaborated.

A new development is FJA MBV, a packaged software offering automated voucher processing for private health insurers. Every day, these companies have to deal with huge volumes of incoming correspondence containing applications for reimbursement and various types of vouchers. Using FJA MBV, insurers can largely automate evaluation of these vouchers, making this process much more rapid and efficient. A prototype has already been presented at the DMS Expo trade fair in Essen where it was received positively by customers and interested parties.

EMPLOYEES

As of the reporting date, 30 September 2003, the companies within the FJH Group including HEUBECK AG employed 1,041people (2002: 917 employees). Compared with the prior-year period, this equates to a growth of 124 employees (+ 13.5%).

During the first nine months of 2003, emphasis was placed on recruiting experienced specialist and management employees with the expert knowledge that is vital to FJH. Some highly qualified new employees were recruited. At the same time, the FJH Group has significantly strengthened its expertise in the field of pension provision through the merger with HEUBECK AG. The merger added a total of 78 employees.

Company organs

The third quarter also saw personnel changes on the Supervisory Board and the Executive Board of FJH AG: Prof. Dr. Helmut Köhler resigned his position on the Supervisory Board; he was succeeded by Dr. Hermann H. Hollmann who is, among other things, member of the Executive Board of Ford AG. This is intended to ensure that the Supervisory Board of FJH AG reflects the company's expanded customer base, which now includes numerous renowned industrial customers following the merger with HEUBECK AG. The Executive Board mandate of Dr. Rolf Schwaneberg, previously responsible for Human Resources, was terminated as of 30 September 2003.

There were also changes on the Supervisory Board of HEUBECK AG during the third quarter, with Prof. Dr. Manfred Feilmeier taking over the position of Chairman from Herbert Zimmer.

FILE NO.
82-5077

ORDER POSITION

The order position developed quite satisfactorily during the first nine months of 2003 given the difficult economic environment and the reluctance to invest displayed by the insurance industry. Basic capacity utilisation was ensured through ongoing projects, where important milestones were reached and planned rollouts of software implemented.

Various new orders were also won. A major focus was placed on private and company pension provision, with additional companies opting for FJA's subsidy management, FJA Zulagenverwaltung ®. Sales development activities in Eastern Europe provided another successful focal point, with additional insurance companies acquiring licences for the streamlined portfolio management system SymAss.

The extensive additional technical features helped secure VPV Versicherungen as a customer for the 4th generation of FJA Life Factory ® in thin client technology.

FJA's expertise in the migration of insurance portfolios was also in demand.

HEUBECK AG has also secured a number of new clients. Several renowned industrial companies have ordered expert reports and consulting services from the pensions specialist.

EVENTS OF PARTICULAR IMPORTANCE

In order to make the outside world aware of the significance of the merger between FJA and HEUBECK, the name of the holding company was changed from FJA to FJH during the period under review. The name FJH is made up of the initials of the company's three founders – Feilmeier, Junker and Heubeck.

The well-established and renowned subsidiaries such as FJA Feilmeier & Junker GmbH or HEUBECK AG have retained their existing names under the umbrella of the holding company.

The prerequisites for the non-cash capital increase of 570,000 shares that formed part of the purchase price for HEUBECK AG were established as planned during the third quarter. As this increase had not been registered in the Commercial Register by 30 September 2003, the number of shares on the said reporting date remained unchanged at 7,650,000.

The increase has now been registered in the Commercial Register. The increase in goodwill as shown in the balance sheet results from the acquisition of HEUBECK AG and its subsidiaries. The acquisition comprises the above shares in FJH AG and a cash component with long-term financing. The initial instalment was paid in July and led to an increase in long-term debt. The second instalment is due on 31 December 2003 and is therefore, together with the stated number of shares from the non-cash capital increase, shown under short-term liabilities. The non-cash capital increase will be shown under the equity capital at the end of the year and depending on their maturities, the debt will be shown under either long-term debt (more than one year) or short-term debt.

OUTLOOK

Even though the fourth quarter is unlikely to produce a far-reaching improvement in the underlying economic climate and insurers may possibly postpone some forthcoming IT investments until next year, we are nevertheless keeping to our targets and still aim to achieve the planned increase in net income for 2003.

Moreover, we are optimistic that with the recovery in the economy that is forecast for next year, insurers will again invest more heavily in software and consulting, enabling us to continue our growth during the coming year.

Over the next few months we shall further expand our software offerings in the fields of life and health insurance, thereby creating additional incentives for investment. A key issue here is the tremendous cost pressures faced by private health insurers, due not least to the proposed reforms within the sector. The development of FJA MBV already represents an important step in alleviating these pressures and offering potential for savings.

The integration of HEUBECK AG will represent another important focus. This process is to be driven further forward, enabling the development of joint service and IT offerings in the field of pension provision. For we believe that private and company pension provision offers major potential for growth. Demographic development in Germany and in large parts of Europe as well as the increasing shift from government-financed to private or company pension provision will mean significant growth for this market over the next few years. This will inevitably also result in a further increase in demand for our software solutions and advisory services. In addition to our core product FJA Life Factory ® we shall also rely on supplementary software solutions such as the FJA employer portal or the FJA offer system for company pension provision, as well as on additional service and consultancy offerings for all issues related to pension provision.

Eastern Europe continues to offer good prospects. Our streamlined portfolio administration system SymAss is already well established in this rapid growth market and we anticipate continuing demand for this product.

FJH is therefore well equipped to master the challenges faced and we hope to continue our positive business development into the future.

Munich, November 2003

The Executive Board

FILE NO.
82-5077

CONSOLIDATED PROFIT AND LOSS ACCOUNT (IAS)
9-MONTH PERIOD 2003 AND 2002

	01/01 - 30/09/2003	01/01 - 30/09/2002
	,000 Euro	,000 Euro
Revenues *	**95,211**	**94,129**
Cost of purchased services and materials	-1,648	-4,757
Personnel expenses	-56,299	-48,470
Other operating income	2,114	934
Other operating expense	-13,603	-19,883
Depreciation and amortization	-4,238	-4,307
Operating income **	**21,537**	**17,646**
Interest income / expenditure	674	1,592
Income / expense from associated companies	-116	-29
Foreign currency exchange gains / losses	325	-17
Result before income taxes and minority interest	**22,420**	**19,192**
Income tax	-9,552	-7,502
Result before minority interest	**12,868**	**11,690**
Minority interest	-118	14
Net income (9-Month period)	**12,750**	**11,704**
Earnings per share (basic) in Euro	1.67	1.53
Earnings per share (diluted) in Euro	1.67	1.53
Weighted average shares outstanding (basic)	7,650,000	7,650,000
Weighted average shares outstanding (diluted)	7,650,000	7,650,000

* HEUBECK AG 1.9 million Euro thereof
** HEUBECK AG 99,000 Euro thereof

Quarterly result on following page

FILE NO.
82-5077

CONSOLIDATED PROFIT AND LOSS ACCOUNT (IAS)
3RD QUARTER 2003 AND 2002

	01/07 - 30/09/2003	01/07 - 30/09/2002
	,000 Euro	,000 Euro
Revenues *	**35,035**	**33,447**
Cost of purchased services and materials	-486	-1,723
Personnel expenses	-18,911	-16,162
Other operating income	463	349
Other operating expense	-5,432	-7,413
Depreciation and amortization	-1,689	-1,469
Operating income **	**8,980**	**7,029**
Interest income / expenditure	81	565
Income / expense from associated companies	-47	-29
Foreign currency exchange gains / losses	304	-13
Result before income taxes and minority interest	**9,318**	**7,552**
Income tax	-4,235	-2,954
Result before minority interest	**5,083**	**4,598**
Minority interest	-31	-9
Net income (3rd Quarter)	**5,052**	**4,589**
Earnings per share (basic) in Euro	0.66	0.60
Earnings per share (diluted) in Euro	0.66	0.60
Weighted average shares outstanding (basic)	7,650,000	7,650,000
Weighted average shares outstanding (diluted)	7,650,000	7,650,000

* HEUBECK AG 1.9 million Euro thereof
** HEUBECK AG 99,000 Euro thereof

FILE NO.
82-5077

CONSOLIDATED BALANCE SHEET (IAS)

Assets	30/09/2003		31/12/2002	
		,000 Euro		,000 Euro
Current assets				
Cash and cash equivalents		5,675		8,449
Marketable securities		24,036		25,652
Trade accounts receivable		89,817		70,780
billed receivables	16,538		16,586	
unbilled receivables	73,279		54,194	
Prepaid expenses and other current assets		9,857		5,890
Total current assets		**129,385**		**110,771**
Fixed assets				
Property, plant and equipment		12,103		13,071
Intangible assets / licenses		2,320		0
Associated companies		610		726
Financial assets		71		54
Goodwill		27,942		3,543
Other assets		355		346
Total fixed assets		**43,401**		**17,740**
Total assets		**172,786**		**128,511**

Table continued on following page

FILE NO.
82-5077

CONSOLIDATED BALANCE SHEET (IAS)

Liabilities and shareholders' equity	30/09/2003	31/12/2002
	,000 Euro	,000 Euro
Current liabilities		
Short-term debt and current portion of long-term debt	2,934	452
Trade accounts payable	945	2,034
Advance payments received	1,858	0
Accruals	4,339	6,618
Income tax payable	1,550	644
Other current liabilities	38,622	11,745
Total current liabilities	**50,248**	**21,493**
Long-term liabilities		
Long-term debt	7,688	452
Deferred taxes	5,267	4,111
Pension provision	1,916	1,154
Minority interest	190	69
Total long-term liabilities	**15,062**	**5,786**
Shareholders' equity		
Share capital	7,650	7,650
Capital reserves	53,946	53,946
Own shares	-373	0
Consolidated profit	47,541	40,146
Other, such as: Consolidated profit reserves, Difference due to currency conversion	-1,288	-510
Total shareholders' equity	**107,476**	**101,232**
Total liabilities and shareholders' equity	**172,786**	**128,511**

FILE NO.
82-5077

CONSOLIDATED CASH FLOW STATEMENT (IAS)

	01/01 - 30/09/2003	01/01 - 30/09/2002
	,000 Euro	,000 Euro
Profit (after tax)	12,750	11,690
Income tax	9,552	7,502
Profit before income tax	**22,302**	**19,192**
Adjustments:		
Depreciation of fixed assets	4,239	4,306
Change in longterm receivables	0	9
Change in associated companies (equity method)	116	0
Change in financial assets (equity method)	-18	0
Increase in pension provision	160	81
Interest income	-884	-1,661
Interest expenditure	210	69
Changes in:		
Inventories	0	22,384
Trade accounts receivable	-15,661	-40,917
Other assets and deferred items	-3,785	-608
Other accruals	-2,280	-3,259
Trade accounts payable	-1,682	-26
Other liabilities and deferred liabilities	9,003	9,330
Income tax paid	-7,446	-4,165
Cash flow from operating activities	**4,273**	**4,735**

Table continued on following page

FILE NO.
82-5077

CONSOLIDATED CASH FLOW STATEMENT (IAS)

	01/01 - 30/09/2003	01/01 - 30/09/2002
	,000 Euro	,000 Euro
Cash flow from investing activities		
Acquisition / disposal of marketable securities	1,418	4,076
Cash ouflow due to acquisition of Heubeck AG	-9,117	0
Cash ouflow due to acquisition of Insiders	0	-875
Investments in financial assets / licenses	-2,404	0
Investments in property, plant and equipment	-1,358	-5,135
Cash inflow due to disposal of property, plant and equipment	86	199
Total cash flow from investing activities	**-11,376**	**-1,735**
Cash flow from financing activities		
Own shares	-373	-84
Repayment / Issuance of short-term financial debts	9,719	-452
Dividend payouts	-5,355	-4,590
Interest received	884	1,661
Interest paid	-210	-69
Total cash flow from financing activities	**4,664**	**-3,534**
Exchange-rate related changes not relevant for cash flow	-335	-70
Change in cash and cash equivalents	**-2,774**	**-604**
Cash and cash equivalents at beginning of period	8,449	7,730
Cash and cash equivalents at end of period	5,675	7,125
Cash and cash equivalents + investments at beginning of period	34,101	42,962
Cash and cash equivalents + investments at end of period	29,711	37,432

CONSOLIDATED CHANGE IN EQUITY CAPITAL (IAS)

Shareholders' equity	Share capital	Capital reserves	Consolidated profit	Other	Equity capital
	,000 Euro	,000 Euro	,000 Euro	,000 Euro	,000 Euro
Position 01/01/2002	**7,650**	**53,946**	**28,250**	**- 110**	**89,736**
Dividends			-4,590		-4,590
Own shares				-84	-84
Net income			11,704		11,704
Other, such as: Consolidated profit reserves, Difference due to currency conversion				-1,012	-1,012
Position 30/09/2002	**7,650**	**53,946**	**35,364**	**- 1,206**	**95,754**
Position 01/01/2003	**7,650**	**53,946**	**40,146**	**-510**	**101,232**
Dividends			-5,355		-5,355
Own shares				-373	-373
Net income			12,750		12,750
Other, such as: Consolidated profit reserves, Difference due to currency conversion				-778	-778
Position 30/09/2003	**7,650**	**53,946**	**47,541**	**- 1,661**	**107,476**

NOTES

Accounting policies
The quarterly financial statements cover FJH AG and all subsidiaries, which are included using the full consolidation method, and the associated companies, which are consolidated using the "at equity method". The financial statements have been prepared in Euros in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) and the accounting policies and methods differ from the consolidated financial statements for the fiscal year 2002 as follows: For the fiscal year 2003 the depreciation period for hardware, which is included under fixed assets, has been extended by one year.

Order position - seasonal factors
FJH's business focuses on software projects that generally involve the licensing and implementation of software and also customizing services, as well as the advisory and expert report services of HEUBECK AG and its subsidiaries. Different seasonal patterns make it difficult to forecast sales volumes for software licenses and incoming orders for advisory services.

Classification of results
The segments have been presented by geographical breakdown, based on the head office of the respective group company, because opportunities and risks have a distinctly regional character.

The segments have not been analysed in any greater detail. Firstly, the individual fields of activity overlap and cannot be clearly delimited. Secondly, given our relatively small customer base, we might run the risk of making our customer relationships transparent, thereby damaging our competitive position.

FILE NO.
82-5077

FJH SHARE

Stock exchange segment	Prime Standard, Frankfurt
Number of shares	7,650,000
ISIN	DE0005130108
German code (WKN)	513 010
IPO	21/02/2000
Associated Indices	TECDAX, HDAX, CDAX

HOLDINGS OF THE BOARD AS AT 30/09/2003

	Number of shares	Stock Options
Executive Board		
Prof. Dr. Manfred Feilmeier	1,946,947	12,000
Michael Junker	1,946,947	12,000
Prof. Dr. Klaus Heubeck	5,000	--
Rainer W. G. Herbers	66,447	12,000
Dr. Thomas Meindl	28,506	12,000
Dr. Rolf Schwaneberg	--	12,000
Bernd Dexheimer	--	12,000
Supervisory Board		
Prof. Dr. Elmar Helten	41,034	--
Thomas Nievergelt	152	--
Dr. Hermann H. Hollmann	--	--

ADDRESS

FJH AG
Leonhard-Moll-Bogen 10
D-81373 Munich
Tel.: +49 89 76901-0
Fax: +49 89 7698813

www.fjh.com

CONTACT

Investor Relations

Dr. Thomas Meindl
Chief Financial Officer
Tel.: +49 89 76901-144
E-Mail: investor.relations@fjh.com